OWENS CORNING WORLD HEADQUARTERS

ONE OWENS CORNING PARKWAY

TOLEDO, OHIO 43659

419.248.8067 FAX 419.325.4067

INTERNET: mark.mayer@owenscorning.com

MARK W. MAYER

VICE PRESIDENT AND CHIEF ACCOUNTING OFFICER

May 28, 2009

Via Facsimile and EDGAR Submission

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549-7010

Re:	Owens Corning

Form 10-K for fiscal year ended December 31, 2008

Form 10-Q for the period ended March 31, 2009

File No. 1-33100

Dear Mr. Decker:

On behalf of Owens Corning (the “Company”), I submit the Company’s response to the Staff’s comments contained in your letter dated May 21, 2009 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”) and Form 10-Q for the period ended March 31, 2009, File No. 1-33100, filed with the Securities and Exchange Commission (the “Commission”) on February 18, 2009 and April 30, 2009, respectively. The Company’s responses to the Staff’s comments are set forth below. For ease of reference, the Staff’s comments are set forth below in their entirety.

OWENS CORNING

Mr. Rufus Decker

Accounting Branch Chief

May 28, 2009

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response:

As applicable below, we have provided proposed revised text in italics as it will look in future filings. We confirm that such revisions, with appropriate adjustments, will be included in our future filings where appropriate.

Management’s Discussion and Analysis

Critical Accounting Estimates

Impairment of Assets, page 44

2.	We note your response to prior comment 2. Please address the following:

•	Please consider disclosing the number of reporting units you have as well what these reporting units are; and

•

You discuss some of the material estimates and assumptions used in your analysis which include cash flow forecasts, discount rates, and terminal business values. In a similar manner to your discussion of the terminal business value and corresponding long-term growth factor, please consider performing a sensitivity analysis of the other estimates and assumptions based upon reasonably likely changes and disclose whether these reasonably likely changes could lead to a goodwill impairment.

Response:

We will expand our disclosure to include the number of reporting units. While we do not believe that naming the individual reporting units would be useful to the reader, we will enhance our disclosure by identifying where the goodwill is allocated among the reporting units. Below is the proposed language that we will add to future filings:

The Company has recorded its goodwill and conducted testing for potential goodwill impairment at a reporting unit level. The Company determines its reporting units in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“FAS 142”). Our reporting units represent a business for which discrete financial information is available and segment management regularly reviews the operating results. There are 10 reporting units within the Company, with approximately 90% of the goodwill recorded in 2 reporting units within the Building Materials operating segment.

As part of our goodwill impairment testing process, we evaluate whether there are reasonably likely changes related to estimates that would have a material impact on the fair value calculations of our reporting units. For the 2008 goodwill testing, we concluded that there were no reasonably likely changes to the underlying assumptions, which are based on our long-term perspective, utilized in developing the cash flow forecasts and discount rate that would have a material impact on the fair value calculations.

Mr. Rufus Decker

Accounting Branch Chief

May 28, 2009

To enhance the reader’s understanding of our process to evaluate reasonably likely changes related to our estimates in testing goodwill, we propose to add the following disclosure to future filings:

As part of our goodwill testing process, we evaluate whether there are reasonably likely changes to management’s estimates that would have a material impact on the results of the goodwill impairment testing. For the testing performed in 2008, management concluded that there are no reasonably likely changes that would materially impact the results of the goodwill impairment testing.

Pensions and Other Postretirement Benefits, page 45

3.	We note your response to prior comment 4. The expected return on plan assets assumption is derived by taking into consideration the current plan asset allocation, historical rates of return on those assets, and projected future asset class returns. An asset return model is used to develop an expected range of returns on plan investments over a 20 year period, with the expected rate of return selected from a best estimate range within the total range of projected results. Please help us better understand how your use of a 8.00% expected rate of return continues to be appropriate in light of your plan asset allocations. Refer to paragraph 5(d)(3) of SFAS 132(R). In this regard, please address the following:

•

Based on your actual and target plan asset allocations as of December 31, 2007, please explain how you determined that a 8.00% expected rate of return for 2008 would be appropriate. Please provide us with a summary of the analysis you performed which should include your expected rate of return by each asset category as of December 31, 2007; and

•

Based on your actual and target allocations as of December 31, 2008, please explain how you determined that a 8.00% expected rate of return would be appropriate for 2009. Please provide us with a summary of the analysis you performed which should include your expected rate of return by each asset category as of December 31, 2008.

Response:

To determine that an 8.0% expected rate of return continues to be appropriate as an input to calculate the 2008 pension expense for our United States pension plans, we performed the following analysis. Our target plan asset allocation was approximately 42% in equities, 50% in intermediate and long-term fixed income securities, 4% in real estate and 4% in real assets. We utilize target plan asset allocation versus the current plan asset allocation as we rebalance our portfolio on a quarterly basis. We estimated a range of expected rates of return for this target portfolio by utilizing information from a third party consultant. The range of expected returns was calculated by performing a 20-year simulation of our entire portfolio, assuming passively managed returns. Since we utilized a 20-year simulation of our total

Mr. Rufus Decker

Accounting Branch Chief

May 28, 2009

portfolio returns, we do not have an expected rate of return by each asset category. For assets that are actively managed, we applied a 1.25% premium to the passive rates of return net of administrative expenses, which was based on past experience. The expected asset return assumption is a long-term view; therefore, we do not expect to see frequent changes from year to year. Since the prior year rate of return assumption of 8.0% fell within the calculated range of 6.9% to 9.1%, we utilized this rate as an input in calculating our 2008 pension expense for our United States pension plans.

To estimate the expected rate of return for our plan assets in calculating the 2009 pension expense for our United States pension plans, a similar analysis was performed. However, for assets that are actively managed, we applied a 1.00% premium on passive rates of return, which was decreased from prior year based on historical results. Also, we subtracted 0.45% administrative expenses from the entire portfolio. The 8.0% rate of return assumption continued to be appropriate as it fell within the calculated range of 6.3% to 8.1%.

We will enhance our disclosure to reflect that in determining the expected return on plan assets, we consider the target plan asset allocation instead of the current plan asset allocation as the portfolio is rebalanced on a quarterly basis to target allocations. To enhance the reader’s understanding of our process to calculate the expected rate of return on our plan assets, we propose to add the following disclosure to future filings (the changes from our current disclosure are shown in bold):

The expected return on plan assets was derived by taking into consideration the target plan asset allocation, historical rates of return on those assets, projected future asset class returns and net outperformance of the market by active investment managers. We use the target plan asset allocation because we rebalance our portfolio to target on a quarterly basis.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

General

4.	Please address the above comments in your interim filings as well.

Response:

We will address the above comments in our future interim filings, as applicable.

Mr. Rufus Decker

Accounting Branch Chief

May 28, 2009

Financial Statements

Notes to the Financial Statements

Note 2. Segment Information, page 5

5.	In the first quarter of 2009, the chief operating decision maker fully implemented the structure of assessing performance and allocating resources based on two operating segments, Composites and Building Materials. Beginning in the second half of 2008, certain organization structure and other changes were made by the chief operating decision maker to facilitate managing the business from two operating segments. These changes, which became fully functional in the first quarter 2009, included the hiring of a Building Materials Group President, restructuring your incentive compensation plan for 2009, and changing the reporting structure of the chief operating decision maker’s leadership team. Please explain to us the specific changes made to the organization and reporting structure of the chief operating decision maker’s leadership team. Please explain to us the specific changes made to the organization and reporting structure which led to your determination that you now only have two operating segments pursuant to paragraph 10 of SFAS 131. Your response should address whether there were also changes made as to who represented the chief operating decision maker per paragraph 12 of SFAS 131 as well as whether there were changes in the financial information given to the chief operating decision maker to make decisions about resources to be allocated and to assess performance. The financial information provided and corresponding discussion beginning on page 33 indicates that the financial information of each of the businesses in the Building Materials segment continues to be reviewed and would need to continue to be reviewed given the different trends in each business. In this regard, please help us understand how your chief operating decision maker can assess performance and make decisions regarding the allocation of resources by viewing operations at your new operating segment level. Please also address whether there were any changes in your determination of reporting units pursuant to SFAS 142.

Response:

Specific Changes Made to Organizational and Reporting Structure

The significant changes made that resulted in the determination that we have two operating segments pursuant to paragraph 10 of SFAS 131 were (1) leadership structure, (2) financial information provided to chief operating decision maker (“CODM”) and (3) how the CODM allocates resources.

In December 2007, Michael H. Thaman, formerly the Company’s Chairman of the Board and Chief Financial Officer, was appointed Chairman of the Board, President and Chief Executive Officer upon the retirement of our prior President and Chief Executive Officer. Throughout 2008 and continuing in 2009, Mr. Thaman was the CODM. As CODM, in the first quarter of 2009, Mr. Thaman completed the reorganization of the Company into two groups, Composites and Building Materials, for the purposes of, among others, assessing performance and allocating corporate

Mr. Rufus Decker

Accounting Branch Chief

May 28, 2009

resources. In 2008, the CODM created a Building Materials Group President position that reports directly to the CODM. Upon hiring this position in the third quarter 2008, the direct reporting relationships of the Business Unit Presidents for Insulating Systems, Roofing & Asphalt, OC Masonry Products and OC Construction Services to the CODM were eliminated and these positions began to report to the Building Materials Group President. However, these roles did maintain contact with the CODM in 2008 to discuss operating activities, financial results, forecasts and plans of their respective businesses after the Building Materials Group President was hired while she became acclimated to the Company and designed her organization.

During the first quarter of 2009, changes were made in the financial information given to the CODM to support him in assessing performance and allocating resources. This new reporting package reflects financial information at the Building Materials Group and Composites Group level.

Effective in the first quarter 2009, the CODM started allocating resources based on the two operating segments. Examples of allocation of resources based on two operating segments were changing the Company’s incentive plan to compensate employees within the Building Materials Group and Composites Group based on the performance of their respective group and the CODM reviewing the cost reduction initiative undertaken in the first quarter of 2009 at the operating segment level.

Voluntary Additional Disclosure

Consistent with paragraph 8 of FAS 131, we voluntarily provide additional operating results disclosures for certain businesses because we believe that such disclosures provide more insight into our consolidated business and financial performance or otherwise make it easier to understand our disclosure. In accordance with FAS 131, our voluntary provision of this additional information did not impact our determination of our operating segments. While we believe that this information is useful to investors, the CODM assesses performance and makes resource allocation decisions based on the Company’s overall long-term growth objectives, which he is able to do at a Building Materials Group and Composites Group level. The structural changes described above that the CODM has made support his ability to assess performance and make resource allocation decisions at the two operating segment level.

Reporting Unit Determination

In conjunction with the first quarter 2009 change of the Company’s operating segments, we analyzed whether there was any impact to our reporting units pursuant to FAS 142. Based on our analysis, we continue to have 10 reporting units. However, this was the result of two reporting units that were combined into one reporting unit and one reporting unit that was separated into two reporting units.

* * * *

Mr. Rufus Decker

Accounting Branch Chief

May 28, 2009

As requested by the Commission, the Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments in connection with any of the foregoing, please contact me at 419-248-8067.

Very truly yours,

/s/ Mark W. Mayer
Mark W. Mayer
Vice President and Chief Accounting Officer